 Exhibit 99.1

SNDL Expands Retail Network via Conclusion of Superette Group's CCAA Proceedings

CALGARY, AB, Feb. 7, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that, in the context of the Superette Group's (as defined below) proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"), it has successfully closed the Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the "APS") and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) (the "Court") on December 20, 2022.

"We are pleased with the conclusion of the CCAA proceedings and are excited by the opportunity to bring stability to the Superette Group's business. As industry challenges persist, we see strategic opportunities to grow our retail banners through M&A activity where appropriate within our cannabis retail portfolio," said Zach George, Chief Executive Officer of SNDL. "Superette has received global recognition with its creative approach to retail and experiential and community-based marketing initiatives. The SNDL team is delighted to welcome the Superette brand to further enhance our cannabis retail operations and offerings while increasing our exposure in the Ontario market."

The Superette Group sells cannabis and non-cannabis branded merchandise and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. ("Superette Ontario") (together, the "Superette Group"), have sold their right, title and interest in the: (i) Purchased Assets (as defined in the APS) which includes the five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the "Superette IP"); and (iii) the shares of Superette Ontario (collectively, the "Transaction").

Pursuant to applicable laws and regulatory considerations, SNDL directed that the shares of Superette Ontario be transferred to Spirit Leaf Ontario Inc. ("SLO"). SNDL has entered into an option agreement with SLO to purchase all of the issued and outstanding shares of Superette Ontario if certain conditions are met, including compliance with regulatory considerations. The Purchased Assets were transferred to Superette Ontario to assist in operating the retail locations and the Superette IP was transferred to SNDL directly. Certain of the Superette IP will be licensed by SNDL to SLO to allow it to use the Superette brand in the retail locations.

The Superette retail locations are complementary to SNDL's current cannabis retail and margin strategy and provide a differentiated retail experience to enhance the Company's market coverage and consumer reach. The Superette banner will benefit from SNDL's shared service model to provide for cost-effective operational support.

Advisors

McCarthy Tétrault LLP acted as legal counsel to SNDL. Cassels Brock & Blackwell LLP acted as legal counsel to the Superette Group. PricewaterhouseCoopers Inc. acted as the Monitor of the Superette Group with respect to the CCAA proceedings and was represented by Bennett Jones LLP.

About SNDL Inc.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.  For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release includes, but is not limited to, annual production and the potential expansion plans of the Company in Canada and internationally, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/07/c9097.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:30e 07-FEB-23